EXHIBIT 4.1

Vertraulich / Confidential                                Postanschrift:
Korona-Haushaltswaren GmbH & Co. KG                       1531
- Geschaftsleitung-                                       37005 Gottingen
Auf d. Huttenberge 1-3

35428 Langgoens

                                                  Date: 30 August 2004

Credit Agreement
Account nos. 4300422 and 4343133 with our Northeim branch

Dear Sirs,

Referring to our credit agreement from 8 January 2004 and to the talks conducted with you, we are pleased to confirm our willingness supplementing to our prementioned credit agreement to grant you an operating credit amounting to

                                            (euro)2,000,000.00
                                            (in words: (euro) two million).

This credit will be valid until 30 July 2005. Notwithstanding the rights of termination resulting from the "General Terms and Conditions", either the Bank or the Customer shall be entitled to terminate the credit at any time without prior notice and without stating any reasons. When exercising the right of termination, the Bank will duly consider the legitimate interests of the Customer and grant him a reasonable settlement period.

The credit may be used via the accounts nos. 4343133 and 4300422.

At present and pending further notice, we charge you an interest rate of 5.0 % p.a. for drawn credit amounts. Interest is due for payment at the end of each quarter for the corresponding current quarter.

Additionally, we charge you a credit commission of 0.2 % p.a. for the granted credit line.

Pending further notice. this credit can be used at choice via special credit schemes, such as money market operations, eligible commercial bills with bill debtors of our consent and of excellent credit standing, USD credits (max. 30% of the line), forward exchange dealings and the provision of guarantees and documentary credits. Within the scope of the credit line, we will also buy promissory notes issued by you for Commerzbank AG as payee, or notes showing another company or self-employed person with registered office in Germany as party to the bill and which you have endorsed to us. The individual features of the special credit schemes, such as amount / utilization, term, conditions, must be agreed with us individually before concluding a deal.

The credit line will still unchanged also be available for the conclusion of OTC foreign exchange transactions (spot, futures, options on foreign exchange transactions) with a maximum term at 7 months. Foreign exchange transactions with a term exceeding the above stated credit time limit of 30 July 2005 are to be agreed individually; they must also be covered by collateral. In this respect, we would like to refer to our provisions: on page 3 of our letter from 8 January 2004.

The following collateral shall serve to cover the granted credit line:

EUR 2,000,000.00 Standby Letter of Credit of Hang Seng Bank Ltd., Hong Kong, applicant Bonso Electronics Ltd., dated 13 August 2004, time limit now 1 September 2005.

For details and conditions, please refer to the Letter of Credit. Other assets serve as collateral as stipulated under item 14 of our "General Terms and Conditions".

We would like to be informed no later than 10 July 2005 about any extension of the letter of credit (and its future amount) by a timely and binding extension, letter of the credit-opening bank, so that we can initiate the necessary steps within our bank for extending the credit in due time before it expires.

Our General Terms and Conditions" shall apply additionally; they are on integral part of our Credit Confirmation.

To cover our expenses occurred by the credit examination and by entering into contact with Hong Kong in connection with granting this credit, we will charge you with an amount of (euro)750,00 which we will debit to your account no. 4343133.00.

The Bank is allowed to transfer the data entry and structuring of all positions of the respective annual balances and group balances to an external Service Enterprise. Bank and Service Enterprise have stipulated an agreement of confidentiality. The data entry and structuring base on the guideline of the Bank.

All other terms and conditions of our credit agreement from 8 January 2004 are further on valid.

Please confirm by duly signing and returning the enclosed copy that you consent to the stipulations of this Agreement and that you have received our enclosed "General Terms and Conditions".

We are looking forward to continuing our pleasant business relationship.

Your sincerely,

COMMERRZBANK
Aktiengesellschaft
Filliate Gottingen


/s/_________________________________________



We consent to all stipulations of the above document.


Langgoens, (Date) 200904                   /s/______________________________
                                           (Seal and Signatures
                                           Korona - Haushaltswaren GmbH & Co. KG



We consent to the content of the above letter as well as to the credit agreement from 8 January 2004 and confirm our acceptance of the stipulation referring to us.


Hong Kong, (Date) 8th Nov. 2004            /s/______________________________
                                           (Seal and Signature
                                           Bonso Electronics International Inc.)